FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of April 2007


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

1.  Total Voting Rights dated 30 March 2007
2.  Holding(s) in Company dated 02 April 2007
3.  Advisory Committee meeting dated 17 April 2007
4.  Holding(s) in Company dated 20 April 2007
5.  Notice of Results dated 27 April 2007

Enclosure 1


Voting rights and capital


Cambridge, UK and Cambridge, Massachusetts - 30 March 2007 - Acambis plc ("Acambis") (LSE: ACM), in conformity with the Financial Services Authority's ("FSA") Transparency Directive, notifies that on 30 March 2007 Acambis' share capital consisted of 107,671,341 ordinary 10p shares, each share having equal voting rights.


This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Acambis under the FSA's Disclosure and Transparency Rules.

                                     -ends-


Enquiries:


Acambis plc
Lyndsay Wright, VP, Communications and IR
Elizabeth Brown, Company Secretary
Tel: +44 (0 1223 275 300


About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. As well as ChimeriVax-JE, Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure 2


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Acambis plc


2. Name of shareholder having a major interest

AMVESCAP PLC


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees 24,107,441 shares
HSBC Nominees 145,580 shares
Chase Bank 113,429 shares
Chase Nominees 381,629 shares
Bank of New York 122,899 shares
Bank of New York (Brussels) 38,910 shares
Bank of Ireland (Dublin) 350,836 shares
Mellon Bank (Pittsburg) 365,000 shares
Japan Trustee Services Bank 4,034 shares
State Street Trust and Banking, London 4,920,000 shares
Trust and Custody Services 6,631 shares
Northern Trust Company, London 618,676 shares


5. Number of shares / amount of stock acquired

N/A


6. Percentage of issued class

N/A


7. Number of shares / amount of stock disposed

Not disclosed


8. Percentage of issued class

Not disclosed


9. Class of security

Ordinary shares of 10p each


10. Date of transaction

28 March 2007


11. Date company informed

29 March 2007


12. Total holding following this notification

31,175,065 shares


13. Total percentage holding of issued class following this notification

28.95%


14. Any additional information

None


15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary
+44 (0) 1223 275 300


16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown


Date of notification

2 April 2007


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure 3


FDA Advisory Committee meeting date confirmed for ACAM2000 review


Cambridge, UK and Cambridge, Massachusetts - 17 April 2007 - Acambis plc (Acambis) (LSE: ACM) announces that the US Food and Drug Administration's (FDA) Vaccines and Related Biological Products Advisory Committee (the Advisory Committee) will review Acambis' ACAM2000 smallpox vaccine on 17 May 2007.

At the meeting, the Advisory Committee will make recommendations to the FDA, including an assessment of the safety and efficacy data generated as part of ACAM2000 clinical programme. Acambis developed ACAM2000 under contracts with the US Government and filed its Biologics License Application (BLA) in 2006. In March 2007, Acambis provided the additional information requested by the FDA in a Complete Response Letter issued to the Company in January 2007. The FDA has notified Acambis that the additional information provided is complete and has identified 31 August 2007 as the new Prescription Drug User Fee Act date, which is the target date for the FDA's licence application response for ACAM2000.

                                     -ends-

Enquiries:

Acambis plc
Gordon Cameron, Chief Executive Officer
Lyndsay Wright, VP, Communications and IR
Tel: +44 (0) 1223 275 300

Brunswick
Jon Coles / Justine McIlroy / Margherita Lupi
Tel: +44 (0) 20 7404 5959

About the Vaccines and Related Biological Products Advisory Committee

The Advisory Committee advises the Commissioner of Food and Drugs in discharging responsibilities as they relate to helping to ensure safe and effective biological products, and, as required, any other product for which the FDA has regulatory responsibility. The Advisory Committee reviews and evaluates data concerning the safety, effectiveness and appropriate use of vaccines and related biological products that are intended for use in the prevention, treatment, or diagnosis of human diseases, and, as required, any other product for which the FDA has regulatory responsibility.

The Committee consists of a core of voting members including the Chair. Members and the Chair are selected from among authorities knowledgeable in the fields of immunology, molecular biology, rDNA, virology, bacteriology, epidemiology or biostatistics, allergy, preventive medicine, infectious diseases, paediatrics, microbiology and biochemistry. The core of voting members may include one technically qualified member who is identified with consumer interests and is recommended by either a consortium of consumer-oriented organisations or other interested persons. In addition to the voting members, the Committee may also include one non-voting member who is identified with industry interests.

Transcripts and related documents from the meeting will be published on the Advisory Committee's website
(http://www.fda.gov/cber/advisory/vrbp/vrbpmain.htm).

About ACAM2000

Acambis currently supplies ACAM2000, its investigational smallpox vaccine to governments, under a US FDA Investigational New Drug (IND) application. To date, Acambis has supplied more than 200 million doses of ACAM2000 to 15 governments.

   - ACAM2000 is derived from Dryvax(R), a first-generation vaccine used during the global eradication programme
   - It is manufactured using modern cell-culture techniques, designed to comply with current Good Manufacturing Practice (GMP) standards
   - It is a clonal vaccine - based on a single type of vaccinia virus which has been well characterised
   - It is routinely manufactured under animal serum-free conditions to minimise the chance of any passenger viruses or animal proteins being present
   - It is grown in a continuous cell line providing a predictable, standardised manufacturing process
   - It has completed Phase 1, 2 and 3 clinical testing under an IND from the US FDA
   - A Biologics License Application (BLA) was filed with the FDA in 2006.

About Acambis

Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. ChimeriVax-JE, Acambis' most advanced product in the non-biodefence pipeline, has to date shown an excellent safety and efficacy profile following pivotal Phase 3 trials. It is currently undergoing paediatric trials in India and is partnered with sanofi pasteur and Bharat Biotech. Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure 4


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Acambis plc


2. Name of shareholder having a major interest

AMVESCAP PLC


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees 23,254,961 shares
HSBC Nominees 145,580 shares
Chase Bank 113,429 shares
Chase Nominees 114,980 shares
Bank of New York 122,899 shares
Bank of New York (Brussels) 38,910 shares
Bank of Ireland (Dublin) 350,836 shares
Mellon Bank (Pittsburg) 365,000 shares
Japan Trustee Services Bank 4,034 shares
State Street Trust and Banking, London 4,920,000 shares
Trust and Custody Services 6,631 shares
Northern Trust Company, London 611,285 shares


5. Number of shares / amount of stock acquired

N/A


6. Percentage of issued class

N/A


7. Number of shares / amount of stock disposed

Not disclosed


8. Percentage of issued class

Not disclosed


9. Class of security

Ordinary shares of 10p each


10. Date of transaction

17 April 2007


11. Date company informed

20 April 2007


12. Total holding following this notification

30,048,545 shares


13. Total percentage holding of issued class following this notification

27.91%


14. Any additional information

None


15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary
+44 (0) 1223 275 300


16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown


Date of notification

20 April 2007


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure 5


Notice of results

Cambridge, UK and Cambridge, Massachusetts - 27 April 2007 - Acambis plc ("Acambis") (LSE: ACM) will announce its results for the first quarter ended 31 March 2007 on Thursday, 10 May 2007.

The results announcement will be released at 7.00 a.m. BST. A conference call for analysts will be held at 9.00 a.m. BST. For details, please contact Brunswick on telephone number +44 (0) 20 7404 5959.

An instant replay of the conference call will be available from 11.00 a.m. BST on Thursday, 10 May 2007 for one week. The UK dial-in number for this replay is +44 (0) 20 8196 1998 and the US dial-in number is +1 866 583 1035. The pin code is 949716#.

A webcast of the call will also be available via Acambis' website at www.acambis.com. The webcast replay will be available for 12 months until 10 May 2008.

                                     -ends-

Enquiries:

Acambis plc
Lyndsay Wright, VP, Communications and Investor Relations
Tel: +44 (0) 1223 275 300

Brunswick
Jon Coles / Justine McIlroy / Margherita Lupi
Tel: +44 (0) 20 7404 5959


About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. ChimeriVax-JE, Acambis' most advanced product in the non-biodefence pipeline, has to date shown an excellent safety and efficacy profile following pivotal Phase 3 trials. It is currently undergoing paediatric trials in India and is partnered with sanofi pasteur and Bharat Biotech. Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 29 April 2007                     ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.